Mail Stop 4561

June 25, 2009

We Tak Pang
Chief Executive Officer
Hotgate Technology, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Rd.
Kwun Tong, Hong Kong

> **Re: Hotgate Technology, Inc.**
> **Form 8-K/A**
> **Filed on January 16, 2009**
> **File No. 333-129388**

Dear Mr. Pang:

We have reviewed your response letter dated May 21, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 24, 2009.

Form 8-K/A filed on January 16, 2009

1. We note that you have restated your financial statements to present sales to and purchases from Redtone on a net basis in accordance with EITF 99-19. Please clarify why you did not file an Item 4.02 Form 8-K to alert your readers that prior financial statements should no longer be relied upon. This Form 8-K requires a registrant to file an Item 4.02 Form 8-K within four business days of the event that triggered the filing obligation (e.g., within four business days of the date a registrant's board of directors has determined non-reliance on previously issued financial statements). Tell us your considerations of filing an Item 4.02 Form 8-K to announce the Non-Reliance on Previously Issued Financial Statements.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief